FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Qatar and Shell Launch Integrated Pearl GTL Project

Qatar Petroleum and Royal Dutch Shell plc today announced the launch of the world-scale integrated Pearl Gas to Liquids (GTL) project in Qatar.

The Pearl GTL project includes the development of offshore natural gas resources in Qatar’s North Field, transporting and processing the gas to extract natural gas liquids and ethane, and the conversion of the remaining gas into clean liquid hydrocarbon products through the construction of the world’s largest integrated GTL complex in Ras Laffan Industrial City.

Upstream, some 1.6 billion cubic feet per day of wellhead gas will be produced from the North Field and transported and processed to produce approximately 120,000 barrels of oil equivalent per day of condensate, liquefied petroleum gas and ethane. The North Field is considered to be the largest single non-associated gas reservoir in the world with estimated recoverable resources in excess of 900 trillion cubic feet. Over its lifetime the integrated project will produce upstream resources of approximately 3 billion barrels of oil equivalent.

Downstream, dry gas will be used as feedstock for a new onshore integrated GTL complex which will manufacture an additional 140,000 barrels per day of liquid hydrocarbon products. The Pearl GTL complex will consist of two 70,000 b/d GTL trains and associated facilities. The plant will produce a range of clean liquid products and fuels, comprising naphtha, GTL fuel, normal paraffins, kerosene and lubricant base oils. GTL fuel is the largest component of the product slate and can be used in existing light and heavy-duty diesel engines. With lower emissions at point of use, it can play a major role in reducing local air pollution in cities and provide a strategic diversification of liquid transport fuel for importing countries. GTL blended fuels can also enhance engine performance as demonstrated by the historic Audi R10 TDI win at this year’s Le Mans 24-hour race.

The fully integrated Pearl GTL project is being developed under a Development and Production Sharing Agreement with the government of the State of Qatar, covering offshore and onshore costs, with Shell providing 100 per cent of project funding. The award of various engineering, procurement, construction and management contracts for execution of the project has now begun. Production from the first Pearl GTL train is anticipated to begin around the end of the decade, with the start up of the second train following within a year.

His Excellency Abdullah Bin Hamad Al-Attiyah, Second Deputy Premier and Minister of Energy and Industry of Qatar said today: “His Highness the Emir, Sheikh Hamad Bin Khalifa Al-Thani, has set a wise strategy for the optimal utilisation of Qatar’s natural resources for the benefit of Qataris, now and in the future. GTL opens a new global market for Qatari natural gas and allows Qatar to contribute constructively to improving the local environment by supplying a cleaner alternative transport fuel. Shell has extensive expertise in all aspects of the GTL value chain and I am pleased to have them as partners on our journey to become the GTL capital of the world.”

Jeroen van der Veer, Chief Executive of Royal Dutch Shell, added: “Today’s announcement is another clear demonstration of our long-term commitment to partnering with the State of Qatar to deliver Qatari natural gas and GTL products to markets around the world. It is also evidence of our commitment to leverage leading Shell technology in order to increase the world’s supply of cleaner and more diverse liquid hydrocarbon products. Pearl GTL is just one example of Shell’s strong portfolio of growth opportunities, opportunities that offer scale, long producing life, exposure to commodity price upside and attractive returns for shareholders.”

For more information visit:
www.qp.com.qa for Qatar Petroleum
www.shell.com/qatar for Shell in Qatar

Investor Inquiries:
UK: Gerard Paulides +44 20 7934 6287
Continental Europe: Tjerk Huysinga +31 70 377 3996
USA: Harold Hatchett: +1 212 218 3112

Media Inquiries:
International: +44 20 7934 5963/3045/3453

Disclaimer

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell plc. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Please refer to the Royal Dutch Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 27 July 2006